SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 AMENDMENT NO. 1

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                             LASER TECHNOLOGY, INC.
                             ----------------------
                              (Name of the Issuer)

      LASER TECHNOLOGY, INC., LTI ACQUISITION CORP., LTI MERGER SUB, INC.,
       DAVID WILLIAMS, DEWORTH WILLIAMS, PAMELA J. SEVY, EDWARD F. COWLE,
         JEREMY G. DUNNE, KAMA-TECH CORPORATION AND KAMA-TECH (HK), LTD.
         ---------------------------------------------------------------
                       (Names of Persons Filing statement)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    518074208
                                    ---------
                      (CUSIP Number of Class of Securities)

For Laser Technology, Inc.:         For LTI           For Kama-Tech Corporation
                               Acquisition Corp.,      and Kama-Tech (HK), Ltd.:
                             LTI Merger Sub, Inc.,
  Leonard Neilson, Esq.     David Williams, Deworth      Richard Forsyth, Esq.
   8160 South Highland     Williams, Pamela J. Sevy,        Sullivan Wertz
     Drive Suite 209         Edward F. Cowle, and         McDade & Wallace
     Sandy, UT 84093           Jeremy G. Dunne:           945 Fourth Avenue
                                                         San Diego, CA 92101
                             James C. Lewis, Esq.
                            10 West 100 South #615
                           Salt Lake City, UT 84101

--------------------------------------------------------------------------------
      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing statement)

This statement is filed in connection with (check the appropriate box):

a.    [X]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.

b.    [_]   The filing of a registration statement under the Securities Act of
            1933.

c.    [_]   A tender offer.

d.    [_]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

CALCULATION OF FILING FEE*

TRANSACTION VALUE              AMOUNT OF FILING FEE
-----------------              --------------------
$8,262,090                     $668.40

*The transaction valuation was based upon the sum of the product of 3,926,195 shares of common stock, $0.01 par value, of Laser Technology, Inc., to be acquired in the transaction, at a price of $2.06 per share in cash, together with a sum for outstanding options representing the difference between $2.06 and the exercise price per share pertaining to a total of 459,600 shares under options. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals $80.90 per million dollars of transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $668.40
Form or Registration No.: Schedule 14A
Filing Party:  Laser Technology, Inc.
Date Filed: August 26, 2003

                                  INTRODUCTION

      This Rule 13e-3 Transaction statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Laser Technology, Inc., a Delaware corporation ("Laser Technology"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, (ii) LTI Acquisition Corp., a Delaware corporation ("LTI Acquisition"); (iii) LTI Merger Sub, Inc., a wholly-owned subsidiary of LTI Acquisition ("LTI Merger Sub"); and (iv) the beneficial owners of common stock of LTI Acquisition, who are: David Williams, H. Deworth Williams, Pamela J. Sevy, Edward F. Cowle, Jeremy G. Dunne, Kama-Tech Corporation and Kama-Tech (HK), Ltd., (together the "Acquisition Group"), together being the record owners of 28.4% of Laser Technology's common stock, in connection with the proposed merger of LTI Merger Sub with and into Laser Technology (the "Merger"), with Laser Technology as the surviving corporation. As a result of the proposed Merger, (i) Laser Technology will cease to be a publicly held company and will become a private corporation, all the stock of which will be beneficially owned by LTI Acquisition, and (ii) each issued and outstanding share of Laser Technology common stock will be converted into the right to receive $2.06 in cash, except shares held in treasury and shares beneficially owned by LTI Acquisition and Acquisition Group, or by any holder who properly demands appraisal rights under Delaware law will be cancelled.

      This is an amendment to a Schedule 13E-3 previously filed by the filing persons named above. Laser Technology has also previously filed a preliminary proxy statement, pursuant to Section 14(a) of the Securities Act of 1934, as amended (the "Exchange Act"), pertaining to the proposed Merger. Concurrently with the filing of this amended Schedule l3E-3, Laser Technology is filing an amendment to the preliminary proxy statement, pursuant to which the Laser Technology board of directors is soliciting proxies from stockholders of Laser Technology in connection with the Merger. The information in the preliminary proxy statement, including all appendices and exhibits thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety and responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the appendices and exhibits to the proxy statement. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the proxy statement.

Item 1. Summary Term Sheet.

      The information contained in the proxy statement under the heading "Summary Term Sheet" is incorporated into this Schedule 13E-3 by reference.

Item 2. Subject Company Information.

      (a) Name and Address.

      The information contained in the proxy statement under the caption "Summary Term Sheet--Parties to the Merger Agreement" and "The Companies" is incorporated into this Schedule 13E-3 by reference.

      (b) Securities.

      The information contained in the proxy statement under the caption "Summary Term Sheet--Record Date and Quorum" and "The Special Meeting - Record Date; Stock Entitled to Vote; Quorum" is incorporated into this Schedule 13E-3 by reference.

      (c) Trading Market and Price.

      The information contained in the proxy statement under the caption "Market Price and Dividend Information" is incorporated into this Schedule 13E-3 by reference.

      (d) Dividends.

      The information contained in the proxy statement under the caption "Market Price and Dividend Information" is incorporated into this Schedule 13E-3 by reference.

      (e) Prior Public Offerings.

      Not applicable.

      (f) Prior Stock Purchases.

      Not applicable.

Item 3. Identity and Background of the Filing Person.

      (a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Parties to the Merger Agreement" and "The Companies" is incorporated into this Schedule 13E-3 by reference.

Item 4. Terms of the Transaction.

      (a)(1) Tender Offers.

      Not applicable.

      (a)(2)(i) Transaction Description.

      The information contained in the proxy statement under the captions "Summary Term Sheet," "Special Factors" and "The Merger Agreement" is incorporated into this Schedule 13E-3 by reference.

      (a)(2)(ii) Consideration.

      The information contained in the proxy statement under the captions "Summary Term Sheet," "Special Factors" and "The Merger Agreement," is incorporated into this Schedule 13E-3 by reference.

      (a)(2)(iii) Reasons for the Transaction.

      The information contained in the proxy statement under the captions "Special Factors--Background of the Merger; Recommendation of the Special Committee; Recommendation of Our Board of Directors; Opinion of Andersen, Weinroth & Partners, LLC; LTI Acquisition's and Affiliates' Position as to the Fairness of the Merger; The Special Committee's and Board of Director's Purposes, Alternatives and Reasons for the Merger; LTI Acquisition's and Affiliates' Purposes, Alternatives and Reasons for the Merger; and Effects of the Merger," is incorporated into this Schedule 13E-3 by reference.

      (a)(2)(iv) Vote Required For Approval.

      The information contained in the proxy statement on the cover page and under the captions "Summary Term Sheet--Conditions to the Merger," "The Special Meeting--Vote Required," and "The Merger Agreement--Conditions to the Merger" is incorporated into this Schedule 13E-3 by reference.

      (a)(2)(v) Differences in the Rights of Security Holders.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Merger Consideration and Payment for Shares; Interests of Certain Persons in the Merger," "Special Factors--Interests of Certain Persons in the Merger; Merger Consideration; and Effect on Stock Options and Warrants" is incorporated into this Schedule 13E-3 by reference.

      (a)(2)(vi) Accounting Treatment.

      The information contained in the proxy statement under the caption "Special Factors--Accounting Treatment" is incorporated into this Schedule 13E-3 by reference.

      (a)(2)(vii) Income Tax Consequences.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Material U.S. Federal Income Tax Consequences" and "Special Factors--Material U.S. Federal Income Tax Consequences" is incorporated into this Schedule 13E-3 by reference.

      (b) Purchases.

      The information contained in the proxy statement under the caption "Special Factors--Interests of Certain Persons in the Merger" is incorporated into this Schedule 13E-3 by reference.

      (c) Different Terms.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Merger Consideration and Payment for Shares" and "Special Factors--Payment of Shares" is incorporated into this Schedule 13E-3 by reference.

      (d) Appraisal Rights.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Appraisal Rights" and "Special Factors--Appraisal Rights" is incorporated into this Schedule 13E-3 by reference.

      (e) Provisions for Unaffiliated Security Holders.

      None.

      (f) Eligibility for Listing or Trading.

      Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (a) Transactions with Laser Technology.

      None.

      (b)-(c) Significant Corporate Events; Negotiations or Contracts.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Interests of Certain Persons in the Merger," "Special Factors--Background of the Merger; Interests of Certain Persons in the Merger" is incorporated into this Schedule 13E-3 by reference.

      (d) Conflicts of Interest.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Interests of Certain Persons in the Merger," "Special Factors--Background of the Merger; Interests of Certain Persons in the Merger," and "The Merger Agreement--Terms of the Merger" is incorporated into this
Schedule 13E-3 by reference.

      (e) Agreements Involving the Subject Company's Securities.

      The information contained in the proxy statement on the cover page and under the captions "Summary Term Sheet--Interests of Certain Persons in the Merger; The Merger," "Special Factors--Background of the Merger; Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; Interests of Certain Persons in the Merger," "The Special Meeting--Purpose of the Special Meeting," and "The Merger Agreement--Appraisal Rights," is incorporated into this Schedule 13E-3 by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

      (a) Purposes.

      The information contained in "Special Factors--Background of the Merger; Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; The Special Committee's and Board of Director's Purposes, Alternatives and Reasons for the Merger; LTI Acquisition's and Affiliates' Purposes, Alternatives and Reasons for the Merger; and Effects of the Merger," is incorporated into this Schedule 13E-3 by reference.

      (b) Use of Securities Acquired.

      The information contained in the proxy statement under the captions "Summary Term Sheet," "Special Factors--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; and Effects of the Merger," is incorporated into this Schedule 13E-3 by reference.

      (c) Plans.

      The information contained in the proxy statement under the captions "Summary Term Sheet--The Merger; Interests of Certain Persons in the Merger," "Special Factors--Background of the Merger; Interests of Certain Persons in the Merger; and Effects of the Merger," is incorporated into this Schedule 13E-3 by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

      (a) Purposes.

      The information contained in the proxy statement under the captions "Summary Term Sheet" and "Special Factors--Background of the Merger; Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; The Special Committee's and Board of Director's Purposes, Alternatives and Reasons for the Merger; LTI Acquisition's and Affiliates' Purposes, Alternatives and Reasons for the Merger; and Effects of the Merger," is incorporated into this Schedule 13E-3 by reference.

      (b) Alternatives.

      The information contained in the proxy statement under the captions "Special Factors--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; Opinion of Andersen, Weinroth & Partners, LLC; The Special Committee's and Board of Director's Purposes, Alternatives and Reasons for the Merger; Effects of the Merger," is incorporated into this
Schedule 13E-3 by reference.

      (c) Reasons.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Opinion of Our Financial Advisor; Recommendation of the Special Committee; LTI Acquisition's and Affiliates' Position as to the Fairness of the Merger; Opinion of Our Financial Advisor," and "Special Factors--Background of the Merger; Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; Recommendation of Our Board of Directors; The Special Committee's and Board of Director's Purposes, Alternatives and Reasons for the Merger; LTI Acquisition's and Affiliates' Purposes, Alternatives and Reasons for the Merger; and Effects of the Merger," is incorporated into this Schedule 13E-3 by reference.

      (d) Effects.

      The information contained in the proxy statement under the captions "Summary Term Sheet" and "Special Factors--Effects of the Merger; Material U.S. Federal Income Tax Consequences" is incorporated into this Schedule 13E-3 by reference.

Item 8. Fairness of the Going-Private Transaction.

      (a)-(b) Fairness; Factors Considered in Determining Fairness.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Recommendation of the Special Committee; Opinion of Our Financial Advisor; LTI Acquisition's and Affiliates' Position Concerning Fairness," "Special Factors--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; Recommendation of Our Board of Directors; LTI Acquisition's and Affiliates' Position as to the Fairness of the Merger; and Opinion of Andersen, Weinroth & Partners, LLC," is incorporated into this Schedule 13E-3 by reference.

      (c) Approval of Security Holders.

      The information contained in the proxy statement on the cover page and under the captions "Summary Term Sheet--Purpose of the Special Meeting; Vote Required; The Merger," "The Special Meeting--Voting by Our Directors, Executive Officers and Certain Shareholders; Voting of Common

Stock," and "The Merger Agreement--Terms of the Merger" is incorporated into this Schedule 13E-3 by reference.

      (d) Unaffiliated Representative.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Special Committee; Fairness of the Merger; Recommendation of the Special Committee; LTI Acquisition's and Affiliates' Position Concerning Fairness," "Special Factors--Background of the Merger; Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; Opinion of Andersen, Weinroth & Partners, LLC; LTI Acquisition's and Affiliates' Position as to the Fairness of the Merger," and "The Merger Agreement--Terms of the Merger" is incorporated into this Schedule 13E-3 by reference.

      (e) Approval Of Directors.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Special Committee; Recommendation of the Special Committee; LTI Acquisition's and Affiliates' Position Concerning Fairness," "Special Factors--Background of the Merger; Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; Recommendation of Our Board of Directors; Opinion of Andersen, Weinroth & Partners, LLC," and "The Merger Agreement--Terms of the Merger" is incorporated into this Schedule 13E-3 by reference.

      (f) Other Offers.

      The information contained in the proxy statement under the caption "Special Factors--Background of the Merger" is incorporated into this Schedule 13E-3 by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

      (a)-(c) Report, Opinion Or Appraisal; Preparer And Summary Of the Report, Opinion or Appraisal; Availability of Documents.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Opinion of Our Financial Advisor" and "Special Factors--Background of the Merger; Opinion of Andersen, Weinroth & Partners, LLC," is incorporated into this Schedule 13E-3 by reference.

      The full text of the written opinion of Andersen, Weinroth & Partners, LLC, dated July 31, 2003, is attached to the proxy statement as Appendix B thereto and is incorporated into this Schedule 13E-3 by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Costs and Expenses of the Merger; Financing of the Merger," "Special Factors--Fees and Expenses of the Merger; Financing of the Merger," and "The Merger Agreement--Terms of the Merger," is incorporated into this Schedule 13E-3 by reference.

Item 11. Interest in Securities of the Subject Company.

      (a) Securities Ownership.

      The information contained in the proxy statement under the captions "The Companies--LTI Acquisition" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated into this Schedule 13E-3 by reference.

      (b) Securities Transactions.

      On August 7, 2003, Edward F. Cowle gifted a total of 94,405 shares of Laser Technology's common stock, to his brother Tod Cowle. As a result of this transaction, Mr. Cowle now beneficially holds 102,220 shares of Laser Technology.

      Except as indicated in the preceding paragraph, there have been no transactions in the securities of Laser Technology during the past sixty (60) days.

Item 12. The Solicitation or Recommendation.

      The information contained in the proxy statement under the captions "Summary Term Sheet--Special Committee; Recommendation of the Special Committee; Vote Required; Opinion of Our Financial Advisor; LTI Acquisition's and Affiliates' Position Concerning Fairness," "Special Factors--Background of the Merger; Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors; Recommendation of Our Board of Directors; Opinion of Andersen, Weinroth & Partners, LLC; LTI Acquisition's and Affiliates' Position as to the Fairness of the Merger," and the information contained on the cover page of the proxy statement, are each incorporated into this Schedule 13E-3 by reference.

Item 13. Financial Statements.

      (a) Financial Information.

      The information contained in the proxy statement under the caption "Selected Financial Information" is incorporated into this Schedule 13E-3 by reference. The information contained in Item 8 of Laser Technology's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2002, is incorporated into this Schedule 13E-3 by reference. The information contained in
Item 1 of Laser Technology's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003 is incorporated into this Schedule 13E-3 by reference.

      (b) Pro Forma Information.

      The information contained in the proxy statement under the caption "Pro Forma and LTI Acquisition Financial Information" is incorporated into this
Schedule 13E-3 by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

      (a)-(b) Solicitations or Recommendations; Employees and Corporate Assets.

      The information contained in the proxy statement under the caption "The Special Meeting--Solicitation of Proxies" is incorporated into this Schedule 13E-3 by reference.

Item 15. Additional Information.

      Other Material Information

      The information contained in the proxy statement, including all appendices and exhibits thereto, is incorporated into this Schedule 13E-3 by reference.

Item 16. Exhibits.

      (a) Preliminary proxy statement filed with the Securities and Exchange Commission on August 26, 2003, and Amendment No. 1 to the proxy statement filed concurrently with this amended Schedule 13E-3 (incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

      (b) Funding Agreement dated July 31, 2003, as amended, between Laser Technology, LTI Acquisition and Kama-Tech (HK) Ltd., pertaining to a bank account at Wells Fargo Bank West N.A., Greenwood Village, Colorado, Account No. 2153813775, together with a Letter of Credit Commitment from Sumitomo, as amended.

      (c) Opinion of Andersen, Weinroth & Partners, LLC, financial advisor to the special committee of the board of directors of Laser Technology, dated July 31, 2003 (included as Appendix B to the preliminary proxy statement incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

      (d) Agreement and Plan of Merger, dated as of July 31, 2003, by and among Laser Technology and LTI Acquisition (included as Appendix A to the preliminary proxy statement incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

      (e) None.

      (f) Section 262 of the General Corporation Law of the State of Delaware (included as Appendix C to the preliminary proxy statement incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

      (g) None.

      (h) None.

                                   SIGNATURES

      After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct, on October ___, 2003.

                                        LASER TECHNOLOGY, INC.

                                        By: /s/ Eric Miller
                                            ------------------------------------
                                        Name: Eric Miller
                                        Title: CEO

                                        LTI ACQUISITION CORP.

                                        By: /s/ David Williams
                                            ------------------------------------
                                        Name: David Williams
                                        Title: President

                                        LTI MERGER SUB, INC.

                                        By: /s/ David Williams
                                            ------------------------------------
                                        Name: David Williams
                                        Title: President

                                        /s/ David Williams
                                        ----------------------------------------
                                        David Williams

                                        /s/ H. Deworth Williams
                                        ----------------------------------------
                                        H. Deworth Williams

                                        /s/ Pamela J. Sevy
                                        ----------------------------------------
                                        Pamela J. Sevy

                                        /s/ Jeremy G. Dunne
                                        ----------------------------------------
                                        Jeremy G. Dunne

                                        /s/ Edward F. Cowle
                                        ----------------------------------------
                                        Edward F. Cowle

                                        KAMA-TECH CORPORATION

                                        By: /s/ Toshiya Kamakura
                                            ------------------------------------
                                        Name: Toshiya Kamakura
                                        Title: President

                                        KAMA-TECH (HK) LTD.

                                        By: /s/ Ichiro Kamakura
                                            ------------------------------------
                                        Name: Ichiro Kamakura
                                        Title: President

                                    AGREEMENT

      THIS AGREEMENT (the "Agreement") is made and entered into as of July 31, 2003, by and between Laser Technology, Inc., a Delaware corporation ("LTI"), LTI Acquisition Corp., a Delaware corporation ("LAC"), and KAMA-TECH (HK) LTD., a corporation organized under the laws of Hong Kong, and shareholder of LAC ("KAMA-TECH"). Capitalized terms not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement (as defined below).

                                    RECITALS

      A. Simultaneously herewith, LTI and LAC have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which LTI has agreed to engage in a business combination with LAC on the terms set forth therein (the "Merger").

      B. Under the terms of Section 3.8 of the Merger Agreement ("Section 3.8"), LAC is required, at the time of execution of the Merger Agreement, to make financial arrangements in an amount equal to the Merger Consideration plus the Option Termination Payments (together referred to hereinafter as the "Purchase Consideration"), through one or a combination of the following: (i) the securing of a letter of credit funding for the Purchase Consideration; (ii) the deposit of the Purchase Consideration into an escrow account (the "Escrow Account"); or
(iii) the establishment of such other financial arrangement as may be acceptable to the Special Committee or to LTI.

      C. The shareholders of LAC have (i) deposited the sum of US$3,437,234 in cash (the "Cash Deposit") into a bank account at Wells Fargo Bank West N.A. (the "Bank"), Greenwood Village, Colorado, Account No. 2153813775 (the "Account"), and (ii) secured a letter of credit funding from Sumitomo Mitsui Banking Corporation ("SUMITOMO") in the amount of US$4,630,000 (the "Letter of Credit"). A copy of a statement from Wells Fargo Bank, confirming the Cash Deposit in the Account, and a copy of the Letter of Credit are attached hereto as Exhibits "A" and "B," respectively. The total of the Cash Deposit and the Letter of Credit is equal to the Purchase Consideration.

      D. The Parties are entering into this Agreement to satisfy the requirements of the Special Committee and the board of directors of LTI in accordance with Section 3.8 referenced above.

      NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

      1. Agreement Concerning Financial Arrangements. In order to satisfy the requirements of Section 3.8, LAC has established the Account and, with the assistance of KAMA-TECH, the Letter of Credit, and will maintain the Account and, along with KAMA-TECH, the Letter of Credit, without any changes or modifications, until the Effective Time or the termination of the Merger Agreement in accordance with Section 7 therein (the earlier of which to occur shall be the "Conclusion Date"). LAC and KAMA-TECH agree that the Cash Deposit and Letter of Credit have been arranged exclusively for the purpose of completing the purchase of shares of LTI and payment of the Option Termination Payments under the terms of the Merger Agreement, and that such Cash Deposit and Letter of Credit will not be used for any purpose other than the payment of the Purchase Consideration at Closing. Further, in order to ensure that the Letter of Credit shall remain in effect until, and be available at, the Conclusion Date, KAMA-TECH agrees to extend the operation of such Letter of Credit from time to time, as necessary, through the Conclusion Date (provided, however, that in no case shall KAMA-TECH be required to extend such Letter of Credit past December 31, 2003).

      2. NOTIFICATION AND INSTRUCTIONS TO BANK. Upon execution of this Agreement, LAC shall promptly provide the Bank with a copy of this Agreement, together with a cover letter instructing the Bank (receipt of such letter to be acknowledged by the Bank and a copy thereof delivered as soon as practicable to
LTI) that (i) the release of funds from the Account shall be governed by this Agreement, (ii) the Cash Deposit in the Account is solely for the purpose of effectuating a Closing under the Merger Agreement, and (iii) none of the funds in the Account are to be released to LAC or any officer, director, agent or employee of LAC, or any signatory on the Account, for any reason except (a) upon the Closing of the Merger Agreement, or (b) upon the termination of the Merger Agreement, pursuant to written instructions from LAC attaching a copy of a notice of release sent to LTI by overnight courier at least three (3) days prior to the date of the instructions. Until such Conclusion Date, LAC shall cause the Bank to provide to LTI such verification of the Cash Deposit, and receipt and acknowledgment of the instructions described above, as LTI may reasonably request.

      3. NOTIFICATION AND INSTRUCTIONS TO SUMITOMO. Upon execution of this Agreement, LAC and/or KAMA-TECH shall promptly provide SUMITOMO with a copy of this Agreement, together with a cover letter instructing SUMITOMO (receipt of such letter to be acknowledged by SUMITOMO and a copy thereof delivered as soon as practicable to LTI) that (i) the release of funds under the Letter of Credit shall be governed by this Agreement, (ii) the Letter of Credit is solely for the purpose of effectuating a Closing under the Merger Agreement and (iii) neither all nor a portion of the Letter of Credit are to be released to KAMA-TECH, LAC or any officer, director, agent or employee of KAMA-TECH, LAC, or any signatory on the Letter of Credit, for any reason except (a) upon the Closing of the Merger Agreement, or (b) upon the termination of the Merger Agreement, pursuant to written instructions from LAC and/or KAMA-TECH attaching a copy of a notice of release sent to LTI by overnight courier at least three (3) days prior to the date of the instructions. Until such Conclusion Date, LAC and KAMA-TECH shall cause SUMITOMO to provide to LTI such verification of the Letter of Credit, and receipt and acknowledgment of the instructions described above, as LTI may reasonably request.

      4. MISCELLANEOUS.

      (a) BENEFIT AND ASSIGNMENT. This Agreement shall be binding upon each party hereto and such party's successors and assigns.

      (b) HEADINGS. The section headings herein are for convenience only and shall not affect the construction hereof.

      (c) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby may be brought in any federal or state court located in the State of Colorado, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

      (d) SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

      (e) AMENDMENTS; ENTIRE AGREEMENT. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, oral or written, with respect to such transactions.

      (f) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same Agreement.

      (g) NOTICES. All notices, requests and other communications to either party hereunder shall be in writing (including facsimile or similar writing) and shall be given,

            (i)   if to LTI:

                  Laser Technology, Inc.
                  7070 South Tuscon Way, Garden Level B
                  Englewood, CO 80112
                  Attention: Eric A. Miller
                  Telephone: (303) 649-1000
                  Facsimile: (303) 649-9710

                  with a copy (which shall not constitute notice) to:

                  Leonard Neilson, Esq.
                  8160 South Highland Drive, Suite 209
                  Sandy, UT 84093
                  Telephone: (801) 733-0800
                  Facsimile:(801) 733-0808

            (ii)  if to LAC:

                  Laser Acquisition Corp.
                  4875 DTC Boulevard #5-203
                  Denver, CO 80237
                  Attention: David Williams
                  Telephone: (303) 551-0670
                  Facsimile: (303) 551-0671
                  with a copy (which shall not constitute notice) to:

                  James C. Lewis, Esq.
                  10 West 100 South #615
                  Salt Lake City, UT 84101
                  Telephone: (801) 994-3846
                  Facsimile: (801) 355-0289

            (iii) if to KAMA-TECH:

                  Kama-Tech Corporation
                  739 Design Court, # 503
                  Chula Vista, CA 91911
                  Telephone: (619) 421-7858
                  Facsimile: (619) 421-8015

                  with a copy (which shall not constitute notice) to:

                  Richard Forsyth
                  Sullivan, Wertz, McDade & Wallace
                  945 4th Ave.
                  San Diego, CA 92101
                  Telephone: (619) 233-1888
                  Facsimile: (619) 696-9476

or to such other address or facsimile number as either party may hereafter specify for the purpose by notice to the other party hereto. Each such notice, request or other communication shall be effective (i) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this
Section 3(g) and the appropriate facsimile confirmation is received or (ii) if given by any other means, when delivered at the address specified in this
Section 3(g).

      (h) EXPENSES. Each party hereto shall pay its own expenses incurred in connection with this Agreement, except as otherwise specifically provided herein.

      (i) SURVIVAL. All representations, warranties and covenants contained herein shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

      (j) TERMINATION. This Agreement shall terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms or
(b) Closing of the Merger.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed as of the date first above written.


                                        LASER TECHNOLOGY, INC.


                                        By:      /s/ Eric A. Miller
                                           -------------------------------------
                                           Name: Eric A. Miller
                                           Title: President and CEO




                                        LTI ACQUISITION CORP.


                                        By:      /s/ David Williams
                                           -------------------------------------
                                           Name: David Williams
                                           Title: President




                                        KAMA-TECH (HK) LTD.


                                        By:      /s/ Ichiro Kamakura
                                           -------------------------------------
                                           Name: Ichiro Kamakura
                                           Title: President

                               FIRST AMENDMENT TO
                                FUNDING AGREEMENT

      THIS AMENDMENT (the "Amendment") is made and entered into as of August __, 2003, by and between Laser Technology, Inc., a Delaware corporation ("LTI"), LTI Acquisition Corp., a Delaware corporation ("LAC"), and KAMA-TECH (HK) LTD., a corporation organized under the laws of Hong Kong and shareholder of LAC ("KAMA-TECH").

                                    RECITALS

      A. On or about July 31, 2003, the parties entered into an agreement (the "Funding Agreement"), in connection with that certain Agreement and Plan of Merger between LTI, LAC, and LTI Merger Sub, Inc., a Delaware corporation, and certain shareholders of LTI, entered into as of the same date (the "Merger Agreement"), pursuant to which, among other things, LTI and Kama-Tech made certain representations and warranties pursuant to Section 3.8 of the Merger Agreement.

      B. Subsequent to the execution of the Funding Agreement, Edward Cowle, one of the principals of LTI, gifted a total of 94,405 shares of common stock held by him, to his brother, Tod Cowle (the "Gifted Shares"). As a result of this transaction, the amount of the Purchase Consideration set forth in the Funding Agreement, and in Section 3.8 of the Merger Agreement, has increased by the sum of $194,474.30, representing the number of Gifted Shares, multiplied by the purchase price per share of $2.06 in the Merger Agreement. This sum has been transferred to the Account at the Bank (as defined in the Funding Agreement), and the Funding Agreement needs to be amended to reflect this change.

      C. Under paragraph 2 of the Funding Agreement, LAC is required to cause the Bank to provide, until the Conclusion Date (as defined therein), such verification of the Cash Deposit (as defined therein), as LTI may reasonably request, and receipt and acknowledgement of the instructions described in paragraph 2 of the Funding Agreement. LTI has requested that LAC cause the Bank to provide such acknowledgement of the instructions. LAC has notified the Bank of the existence of the Funding Agreement and its terms, and provided the Bank with a copy of the Merger Agreement and Funding Agreement. However, it has not been able to obtain the acknowledgement from the Bank. In lieu of such acknowledgement, the parties have agreed that: (a) LAC will make Elizabeth Hearty, in her capacity as Secretary and Chief Financial Officer of LTI, a signatory on the Account; (b) the Account will be amended with the Bank so that Ms. Hearty will be a required signatory on any disbursements from the Account; and (c) Ms. Hearty will be required to agree to these terms, as set forth below, and agree that she will not make any disbursements except for the purpose of completing the purchase of shares of LTI under the Merger Agreement or with respect to the termination of the Merger Agreement, as the case may be.

      NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained in this Amendment, and other good and valuable consideration, and intending to be legally bound hereby, the parties hereto agree as follows:

      1. Paragraph C of the Premises of the Funding Agreement shall be amended to add the following paragraph:

            As of August 13, 2003, the shareholders of LAC have (i) deposited the sum of US$3,631,708.30, in cash (the "Cash Deposit") into a bank account at Wells Fargo Bank West N.A. (the "Bank"), Greenwood Village, Colorado, Account No. 2153813775 (the "Account"), and (ii) secured a letter of credit funding from Sumitomo Mitsui Banking Corporation ("SUMITOMO") in the amount of US$4,630,000 (the "Letter of Credit"). A copy of a statement from Wells Fargo Bank, confirming the Cash Deposit in the Account, and a copy of the Letter of Credit are attached hereto as Exhibits "A" and "B," respectively. The total of the Cash Deposit and the Letter of Credit is equal to the Purchase Consideration.

      2. As of the date of this Amendment, Elizabeth Hearty has been made a signatory on the Account. Attached hereto as Exhibit "C," is a letter from the Bank, verifying that: (a) Ms. Hearty is a signatory on the Account; (b) the signature of Ms. Hearty is required for any disbursements on the Account, and
(c) the signatories on the Account may not be changed without the express written consent of Ms. Hearty. By executing this Amendment, below, Ms. Hearty agrees to the terms of this Amendment, and further agrees that she will not authorize any disbursements, withdrawals or payments from the Account, or any change in the signatories on the Account, for any purpose except the purchase of shares of LTI pursuant to the terms of the Merger Agreement, or the termination of the Merger Agreement, and pursuant to joint written instructions from LAC and LTI. In the event that Ms. Hearty is unable, for any reason, to perform her responsibilities as outlined in this Amendment, LAC, in consultation with LTI, shall confirm such in writing with the Bank (with a written copy of such confirmation provided to LTI in advance of its delivery to the Bank), and LAC shall promptly appoint such other individual, as designated by LTI, in its sole discretion, to act as a required signatory on the Account. In no event shall LAC appoint a replacement signatory for Ms. Hearty unless such replacement signatory shall have been approved by LTI. Upon execution of this Amendment by LAC, LTI and Kama-Tech, and by Ms. Hearty as provided below, this paragraph shall be in lieu of the requirement in the last sentence of paragraph 2 of the Funding Agreement, that the Bank provide acknowledgement of the instructions.

      3. Except as the Funding Agreement may be amended and modified as a result of paragraphs 1 and 2 above, the Funding Agreement shall remain unchanged and in full force.

      IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed as of the date first above written.

                                        LASER TECHNOLOGY, INC.


                                        By: /s/ Eric A. Miller
                                            ------------------------------------
                                        Name: Eric A. Miller
                                        Title: President and CEO

                                        LTI ACQUISITION CORP.


                                        By: /s/ David Williams
                                            ------------------------------------
                                        Name: David Williams
                                        Title:

                                        KAMA-TECH (HK) LTD.


                                        By: /s/ Ichiro Kamakura
                                            ------------------------------------
                                        Name: Ichiro Kamakura
                                        Title: President

                     ACKNOWLEDGEMENT AND AGREEMENT TO TERMS

      The undersigned, acting in her capacity as Secretary and CFO of LTI, hereby acknowledges the terms of the above Amendment, and agrees that she will
(a) act as a signatory on the Account, as outlined in the Amendment; (b) not effect any disbursements, withdrawals, or payments on the Account except pursuant to the written instructions as outlined above; (c) not agree to change or otherwise amend the signatories (including herself) to the Account except pursuant to the written instructions outlined above; and (d) as an officer and fiduciary of LTI, comply in all respects with the terms of the Amendment.

      DATED the ___ day of August, 2003.



                                        /s/ Elizabeth Hearty
                                        ----------------------------------------
                                        Elizabeth Hearty


                                       3